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                              January 31, 2023

       Kevin Nazemi
       Chief Executive Officer
       Digital Transformation Opportunities Corp.
       10207 Clematis Court
       Los Angeles, CA 90077

                                                        Re: Digital
Transformation Opportunities Corp.
                                                            Preliminary Proxy
on Schedule 14A
                                                            Filed January 17,
2023
                                                            File No. 001-40177

       Dear Kevin Nazemi:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Preliminary Proxy on Schedule 14A filed January 17, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or
has substantial ties with, a non-U.S. person. If so, please revise your filing to include
risk factor disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the
 Kevin Nazemi
Digital Transformation Opportunities Corp.
January 31, 2023
Page 2
      transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any questions.



                                                           Sincerely,

FirstName LastNameKevin Nazemi                        Division of Corporation
Finance
                                                      Office of Industrial
Applications and
Comapany NameDigital Transformation Opportunities Corp.
                                                      Services
January 31, 2023 Page 2
cc:       Jonathan Ko, Esq.
FirstName LastName